New York - AG	January 14, 2019
Toronto – FR
Frankfurt – FMV

First Majestic Produces a Record 22.2M Silver Eqv. Oz in 2018;
Announces Higher 2019 Production Outlook & Conference Call details
Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce the Company’s fourth quarter and full year 2018 production results, as well as production and cost guidance for 2019. The Company’s fourth quarter and full year 2018 financial results are scheduled to be released on February 25, 2019.
Total production in 2018 reached 22.2 million equivalent ounces of silver, representing a 37% increase over 2017, and at the upper end of the Company’s guidance of 20.5 to 22.6 million silver equivalent ounces. Total production consisted of 11.7 million ounces of silver, 111,084 ounces of gold, 16.1 million pounds of lead and 5.7 million pounds of zinc. Annual silver production was slightly below the Company’s guidance of 12.0 to 13.2 million ounces primarily due to lower than expected silver production at La Encantada in 2018. Total production in the fourth quarter of 2018 totaled 6.5 million silver equivalent ounces consisting of 3.3 million ounces of silver, 34,487 ounces of gold, 3.3 million pounds of lead and 1.5 million pounds of zinc.

The Company anticipates 2019 total production (including gold, lead and zinc by-products) will range between 24.7 to 27.5 million silver equivalent ounces including 14.2 to 15.8 million ounces of pure silver. Based on the midpoint of the guidance range the Company expects a 28% increase in silver production and an 18% increase in total production when compared to 2018.

“First Majestic had a record year in 2018 producing 22.2 million silver equivalent ounces following the successful acquisition and integration of the San Dimas Silver/Gold mine,” said Keith Neumeyer, President & CEO. “The addition of San Dimas effectively doubled our production profile and total Mexican workforce overnight. Unfortunately, due to falling silver prices in the second half of 2018, we needed to implement various cost cutting measures including placing the La Guitarra mine on care and maintenance, reducing our workforce by approximately 15%, and scaling back capital investments by approximately 20%. These cost cutting measures have been successful and we remain focused on improving margins and will continue to react further if necessary.”

“Looking ahead for 2019, we expect to reach another new production record of between 24.5 and 27.5 million silver equivalent ounces along with a much leaner cost profile primarily due to a full year of production from San Dimas, the start-up of the roaster at La Encantada and the installation of high-intensity grinding ("HIG") mills at the Santa Elena and La Encantada operations. The combination of the HIG mill and roaster at La Encantada is extremely encouraging as it has the potential to re-establish the operation as a significant silver producer of 4 to 5 million ounces per year once these upgrades are completed.”

Production Details Table:

Q4 2018	Q4 2017	Q/Q Change	Consolidated Production Results	FY 2018	FY 2017	Y/Y Change
850,272	736,684	15%	Ore processed / tonnes milled	3,375,452	2,981,506	13%
6,485,761	4,065,337	60%	Total production - ounces of silver equivalent	22,243,071	16,207,905	37%
3,250,816	2,337,463	39%	Total silver ounces produced	11,679,452	9,749,591	20%
34,487	17,344	99%	Gold ounces produced	111,084	62,991	76%
3,294,360	4,271,970	(23%)	Pounds of lead produced	16,135,438	24,522,803	(34%)
1,466,812	1,289,031	14%	Pounds of zinc produced	5,695,657	3,944,232	44%

Quarterly Operational Review:

Total ore processed during the quarter at the Company's silver mines amounted to 850,272 tonnes, representing a 2% decrease compared to the previous quarter. The slight decrease in tonnes processed compared to the prior quarter was primarily due to placing the La Guitarra mine on care and maintenance on August 3, 2018.

Consolidated silver grades in the quarter averaged 144 g/t compared to 152 g/t in the previous quarter. This 5% decrease was primarily the result of lower grades at La Parrilla. Consolidated gold grades were relatively unchanged in the quarter averaging 1.31 g/t compared to 1.33 g/t in the prior quarter.

Consolidated silver and gold recoveries averaged 83% and 96% in the fourth quarter of 2018 and consistent with the previous quarter. The Company continues to expect further improvements in recoveries associated with the installation of the microbubble flotation cells and the HIG mills in 2019. The microbubble flotation cells at La Parrilla are expected to be delivered and installed in the first quarter and commissioning to commercial production in the second quarter. In addition, the HIG mill at Santa Elena is expected to be delivered in the first quarter and installed and commissioned in the second quarter of 2019. The Company has also redirected its second HIG mill to La Encantada following very positive metallurgical test results on mineral samples which indicate that grinding ore to sub-50 microns significantly improved silver recoveries even with the presence of high-grade manganese that has historically limited the recovery of silver through the Merrill Crowe process. The La Encantada HIG mill is expected to be installed in the third quarter followed by commissioning in the fourth quarter of 2019.

Mine by Mine Quarterly Production Table:

Mine	Ore Processed	Tonnes per Day	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
San Dimas	172,641	1,877	1,367,028	20,839	—	—	3,127,871
Santa Elena	221,945	2,412	567,754	12,081	—	—	1,587,396
La Encantada	206,812	2,248	449,632	19	—	—	451,244
San Martin	66,924	727	404,523	1,272	—	—	511,911
La Parrilla	125,751	1,367	312,144	238	1,816,180	1,466,812	563,703
Del Toro	56,200	611	149,734	38	1,478,180	—	243,637
Total	850,272	9,242	3,250,816	34,487	3,294,360	1,466,812	6,485,761

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $14.54 per ounce; Gold: $1,226 per ounce; Lead: $0.89 per pound; Zinc $1.19 per pound.

At the San Dimas Silver/Gold Mine:

•
During the quarter, San Dimas produced 1,367,028 ounces of silver and 20,839 ounces of gold for a total production of 3,127,871 silver equivalent ounces, reflecting a 3% decrease compared to the prior quarter.

•
The mill processed a total of 172,641 tonnes with average silver and gold grades of 262 g/t and 3.9 g/t, respectively. The operation continued to process higher volumes from lower grade stopes left behind as they were deemed uneconomical under the old streaming agreement and have now become economical under the new streaming agreement.
At the Santa Elena Silver/Gold Mine:

•
During the quarter, Santa Elena produced 567,754 ounces of silver and 12,081 ounces of gold for a total production of 1,587,396 silver equivalent ounces, reflecting an 8% increase compared to the prior quarter.

•	The mill processed a total of 221,945 tonnes, consisting of 142,534 tonnes of underground ore and 79,410 tonnes from the above ground heap leach pad.

•	Silver and gold grades from underground ore averaged 120 g/t and 2.4 g/t, respectively. Silver and gold grades from the above ground heap leach pad averaged 36 g/t and 0.6 g/t, respectively.

•	Silver and gold recoveries averaged 88% and 96%, respectively, during the quarter.

At the La Encantada Silver Mine:

•
During the quarter, silver production reached 449,632 ounces representing a 19% increase from the previous quarter. The increase in silver production was primarily due to a 9% increase in silver recoveries and a 6% increase in tonnes milled compared to the previous quarter.

•
Silver grades and recoveries during the quarter averaged 110 g/t and 61%, respectively. The increase in silver grades was the result of higher tonnage from the San Javier and La Prieta breccias which produced 104,651 tonnes with an average silver grade of 125 g/t.

•
Commissioning activities for the roaster continued throughout the quarter including several test campaigns rated at 30 tonnes of tailings material per hour being fed into the roaster. In December, the furnace successfully completed all commissioning procedures having reached sustainable coal injection levels with the use of natural gas during ignition procedures. Commissioning activities are continuing into the first quarter with some modifications to the dryer lift system to reduce the generation of fine material reporting to the dust collectors. The final stage of commissioning remains to streamline the roasted tailings pumping system. The roaster is now expected to be operating at 2,000 tpd by the end of the first quarter.

At the San Martin Silver Mine:

•
During the quarter, San Martin produced 404,523 ounces of silver and 1,272 ounces of gold for a total production of 511,911 silver equivalent ounces, reflecting an 8% decrease compared to the prior quarter. The decrease in production was primarily attributed to lower silver and gold grades of 5% and 16%, respectively.

•	Silver grades and recoveries averaged 212 g/t and 89%, respectively, during the quarter. In addition, gold grades and recoveries averaged 0.6 g/t and 93%, respectively.

At the La Parrilla Silver Mine:

•
During the quarter, the flotation circuit processed 74,910 tonnes (814 tpd) with an average silver grade of 94 g/t and a 74% recovery while the cyanidation circuit processed 50,841 tonnes (553 tpd) with an average silver grade of 114 g/t and a 77% recovery for total production of 563,703 silver equivalent ounces.

•	The lead circuit processed an average lead grade of 1.5% with recoveries of 72% for total lead production of 1.8 million pounds, representing a 23% increase compared to the previous quarter.

•	The zinc circuit processed an average zinc grade of 1.7% with recoveries of 53% for total zinc production of 1.5 million pounds, representing a 19% increase compared to the previous quarter.

At the Del Toro Silver Mine:

•
During the quarter, Del Toro produced a total of 243,637 silver equivalent ounces reflecting a 43% decrease compared to the prior quarter primarily due to a 50% decrease in lead production and a 35% decrease in silver production. The decrease in production was primarily related to lower silver and lead recoveries due to processing higher volumes of low-grade transitional ore from the San Juan ore body.

•	Silver grades and recoveries during the quarter averaged 132 g/t and 63%, respectively.

•	Lead grades and recoveries averaged 2.6% and 46%, respectively, producing a total of 1.5 million pounds of lead representing a 50% decrease compared to the previous quarter.

•
Del Toro will reduce mill throughputs in 2019 to 270 tpd to selectively mine and process higher quality sulphides in order to improve head grades and recoveries while the Company continues to drill and develop new Resources. Mill upgrades have been postponed until 2020 as part of the Company’s overall cost cutting measures. The Company has also initiated a staff reduction of approximately 250 employees at Del Toro as a result of the lower production rate and reduced investments.

2019 Production Outlook and Cost Guidance:

The Company anticipates 2019 silver production will range between 14.2 to 15.8 million ounces with total production (including gold, lead and zinc by-products) between 24.7 to 27.5 million silver equivalent ounces. Based on the midpoint of the guidance range the Company expects a 28% increase in silver production and an 18% increase in total production when compared to 2018. The increases are primarily due to having a full year of production from San Dimas, the start-up of the new roasting circuit at La Encantada offset by lower production at Del Toro and La Parrilla.

A mine-by-mine breakdown of the 2019 production guidance is included in the table below. Cash cost and all-in sustaining cost per ounce (“AISC”) guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating equivalents are: silver: $15.00/oz, gold: $1,250/oz, lead: $1.00/lb, zinc: $1.10/lb, MXN:USD 19:1.

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
San Dimas	5.5 - 6.1	11.9 - 13.2	0.89 - 1.81	7.58 - 9.27
Santa Elena	2.3 - 2.6	5.2 - 5.8	5.33 - 6.59	8.99 - 10.66
La Encantada	3.2 - 3.6	3.2 - 3.6	12.41 - 13.22	13.87 - 14.85
San Martin	1.9 - 2.1	2.2 - 2.4	9.81 - 10.60	12.39 - 13.47
La Parrilla	0.9 - 1.0	1.6 - 1.8	9.97 - 11.14	14.76 - 16.49
Del Toro	0.4	0.6 - 0.7	17.43 - 19.51	23.87 - 26.69
Consolidated	14.2 - 15.8	24.7 - 27.5	$6.39 - $7.37	$12.55 - $14.23

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $1.84 to $2.05 per payable silver ounce.

The Company is projecting its 2019 AISC, as defined by the World Gold Council, to be within a range of $12.55 to $14.23 on a per consolidated payable silver ounce basis. Excluding non-cash items, the Company anticipates its 2019 AISC to be within a range of $11.97 to $13.59 per payable silver ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2019 ($/oz)
Total Cash Costs per Payable Silver Ounce (1)	6.39 - 7.37
General and Administrative Costs	1.26 - 1.40
Sustaining Development Costs	2.41 - 2.69
Sustaining Property, Plant and Equipment Costs	1.39 - 1.55
Sustaining Exploration Costs	0.06 - 0.07
Profit Sharing	0.46 - 0.51
Share-based Payments (non-cash)	0.48 - 0.54
Accretion of Reclamation Costs (non-cash)	0.09 - 0.11
All-In Sustaining Costs: (WGC definition)	$12.55 - $14.23
All-In Sustaining Costs: (WGC excluding non-cash items)	$11.97 - $13.59

1.
AISC is a non-GAAP measure and is calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. AISC is used as a comprehensive measure for the Company’s consolidated operating performance. WGC is a not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.

2.	The cash cost per payable silver ounce includes estimated royalties and 0.5% mining environmental fee of $0.11 per ounce.

In 2019, the Company plans to invest a total of $137.4 million on capital expenditures consisting of $61.1 million for sustaining investments and $76.3 million for expansionary projects. This represents a 20% increase compared to the revised 2018 capital budget and is aligned with the Company’s future growth strategy of developing additional mine production levels at each of the Company’s operations, investments in high-intensity grinding mills and microbubble flotation cells, in addition to the exploration work at the Ermitaño West project in order to advance the project towards a production decision.
The 2019 annual budget includes total capital investments of $64.5 million to be spent on underground development, $23.8 million towards property, plant and equipment, $26.2 million in exploration and $22.9 million towards corporate automation and efficiency projects. Management may revise the guidance and budget during the year to reflect actual and anticipated changes in metal prices or to the business.
The Company is planning to complete a total of 64,610 metres of underground development in 2019, representing a 5% decrease compared to 68,307 metres completed in 2018. In addition, the Company is planning to complete a total of 188,000 metres of exploration drilling in 2019, representing a 12% decrease compared to 211,697 metres completed in 2018 which consisted of 860 drill holes.
The 2019 drilling program will consist of approximately 11,600 metres of sustaining diamond drilling intended to support the conversion of Resources to Reserves at the six operating mines; approximately 168,000 metres of expansionary diamond drilling intended to increase or add new Measured & Indicated or Inferred Resources with a focus on the Santa Elena Main Vein, the Ermitaño West project near Santa Elena and the Central Block at San Dimas; and drill approximately 8,400 metres intended to test greenfield targets at Santa Elena and Del Toro.
Mr. Ramon Mendoza Reyes, Vice President Technical Services for First Majestic, is a "Qualified Person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

Conference Call

The Company will be holding a conference call and webcast today, Monday, January 14, 2019 at 10 am PT (1 pm ET).

To participate in the conference call, please dial the following:

Toll Free Canada & USA:	1-800-319-4610
Outside of Canada & USA:	1-604-638-5340
Toll Free Germany:	0800 180 1954
Toll Free UK:	0808 101 2791

Participants should dial in 10 minutes prior to the conference.
Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.
The conference call will be recorded and you can listen to an archive of the conference by calling:

Canada & USA Toll Free:	1-800-319-6413
Outside of Canada & USA:	1-604-638-9010
Access Code:	2864 followed by the # sign

The replay will be available approximately one hour after the conference and will available for 7 days following the conference. The replay will also be available on the Company’s website for one month.
About the Company
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 14.2 to 15.8 million silver ounces or 24.7 to 27.5 million silver equivalent ounces in 2019.
FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.